Exhibit 99.5

Red White & Bloom Reports Fourth Quarter, Full Year 2021 and First Quarter 2022 Financial Results

-	Full year 2021 revenue increased 193% to CDN $37.3 million, vs CDN $19.3 million in 2020[1]

-	Record quarterly revenue for Q1 2022 of CDN $28 million with Gross Margin excluding biological assets of $11.3 million[1]

-	Gross Margin of CDN $23.2 million in fiscal 2021 vs Gross Margin of CDN $12.9 million in fiscal 2021[1]

-	Adjusted EBITDA loss of $10.3 million for Full Year 2021 and Adjusted EBIDTA gain of 360 Thousand for First Quarter 2021[1]

TORONTO, August 2, 2022, (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to report it has filed its 2021 audited financial statements, its 2022 first quarter financial statements and related 2021 and 2022 first quarter Management's Discussion and Analysis and is providing certain full year 2021 and Q1, 2022 financial results and select subsequent events:

Management Commentary:

Brad Rogers, CEO and Chairman stated, “After many significant sector challenges over 2020 & 2021, we are pleased to report that by the close of Q1 2022 we were able to complete all of the acquisitions we had discussed over the previous two fiscal years, including Florida and Michigan and we are now able to focus on our original strategy which we feel is the most adaptable and will offer the best return for the Company and stakeholders. With full operational control and a clear road map, Florida closed and certainty of our ability to complete the closing of the Michigan acquisition, we turned our attention to completing a multi-stage restructuring and “right-sizing” of the business to leverage our strategy long term. This included exiting Illinois and the sale of our assets in that state, which enabled the Company to pay off over $55 million of liabilities in Q2 of 2022 and reduce our operational and interest expenses by over $20 million per year. These reductions of liabilities and expenses will positively impact our results for fiscal 2022 commencing in late Q2 of this year.

“Florida has been a significant beneficiary of these moves with our ability to redeploy focus and resources to high ROI opportunities where we have expanded our grow capacity and extended our SKU’s and product lines to easily supply up to 10 stores, and growing into that supply with 3 retail locations operating with 2 more very high potential locations in process; of note, Q1 results only included sales from one location during the quarter.”

Although expected, Michigan has seen significant price compression in the wholesale industry and (as such) we have responded with significant operational improvements and have reduced our average cost per unit while increasing unit sales with our Platinum Vape (“PV”) branded product line. We have expanded our PV offering in Michigan to include Live Resin and Gummies and we are further expanding the product line into new categories throughout this year. We have also licensed PV into two additional states and expect to see those states launch later this year.”

Rogers continued, “On the finance front, we have made significant changes to reduce our overall operational costs and reduce debt servicing payments. Some of the savings are a result of exiting the state of Illinois, but we have also seen a reduction of operational expenses and as a result we are no longer incurring the start-up costs associated with scaling initial operations in Florida, one-time expenses associated with the M&A and divestitures we have completed over the last two years and overall greater attention to reduced spend across the organization. With the first half of 2022 now behind us, we are committed to driving profitable growth throughout the organization as we set our eyes to achieving positive EBITDA by the end of this fiscal year.”

Certain highlights for 2021 and subsequent to the year end for the Company include:

•	On April 28, 2021, the Company completed the acquisition of Acreage Florida, Inc., through its wholly owned subsidiary of RWB Florida LLC. Acreage Florida Inc. subsequently changed its name to RWB Florida Inc. (“RWB Florida”).

•	On May 27, 2021, RWB announced that it has completed the more comprehensive portion of Michigan’s two-step application process for marijuana licensing through a wholly owned operating subsidiary, RWB Michigan, LLC ("RWB Michigan"). During Fiscal 2021, the Company completed the necessary licensing required to begin operation in early 2022 in the State of Michigan and to close its previously announced acquisition of PharmaCo, Inc. (“PharmaCo”).

•	On June 4, 2021, RWB’s wholly-owned subsidiary, RWB Florida entered into agreements for an aggregate capital raise of US $30.2 million. The raise included an investment of US $11.3 million from certain strategic investors directly into RWB Florida

•	On August 4, 2021, RWB announced it acquired an operational 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida.

•	On September 27, 2021, RWB announced that it has completed a refinancing of an aggregate principal amount of US $18,620,000 debentures (plus accrued interest to September 1, 2021) previously issued to an arm’s-length investor.

•	On December 30, 2021, RWB issued 6,784,812 shares to settle a CAD$5.1 million (US$4.0 million) debt. The weighted average conversion price was approximately CAD$0.75 per share (US $0.56).

•	On January 18, 2022, the Company through its wholly owned subsidiary, RWB Michigan, closed on a lease assignment for a 15,000 sq. ft. manufacturing/processing and distribution facility in Warren, Michigan and was issued both Medical and Adult Use (aka “recreational”) licenses to begin manufacturing medical and adult use cannabis products with all necessary equipment already installed and inspections completed.

•	On February 8, 2022, RWB received all regulatory approvals and closed its acquisition of PharmaCo via RWB Michigan in an all-stock transaction. The transaction was originally announced on July 27, 2020.

•	In April 2022, the Company closed on the sale of its Granville, Illinois greenhouse, associated real estate and certain greenhouse equipment to New Branches LLC of California, an arm’s length purchaser, for a total cash purchase price of $56.1 million (US$ 44.5 million). In connection with the closing, the Company repaid its secured lender $51.7 million from the proceeds and certain other accrued liabilities totaling approximately $3.8 million. The repayment represented approximately 80% of the outstanding balance due to its secured lender and eliminates $6.2 million of annual interest expense for the Company. In addition, the Company decided to pivot to an asset-light, brand rich, model in the State of Illinois and will no longer pursue its own THC license through its previously announced definitive agreement to acquire a cultivation license in Shelbyville, Ill. It is anticipated that all Illinois operations for the Company shall be reduced to a sales and marketing initiative focusing on distribution of its PV branded product portfolio going forward, which will provide the Company with significant annualized operating cost reductions.

•	On June 15, 2022, RWB entered in an agreement with C3 Industries to license the PV brand in Missouri and Massachusetts.

Select Financial Highlights for the Full Year 2022:

The Company recorded its operations in Illinois, Mid-American Growers, Inc, (“MAG”) as discontinued operations, accordingly the results of operations for 2020 and 2021 exclude the operations from MAG.

Revenue from continuing operations for the year end December 31, 2021 of $37.3 million increased significantly compared to the revenue for the year end December 31, 2020. The increase of $17.9 million in sales, from $19.3 million in 2020 to $37.3 million in 2021 is related to Cannabis vape product sales generated by PV California, packaging revenue generated by PV Michigan and Cannabis product sales generated by RWB Florida operations.

Gross profit increase of $10.3 million to $23.2 million from $12.9 million due to the increased profitable product sales and the biological assets being grown in Florida. Included in gross profit is the fair value adjustment on biological assets. The gain on biological assets resulted in income of $3.7 million in 2021 compared to nil for the prior year. The fair value is as a result of biological product being grown in Florida during the latter part of 2021.

Increase of $11.4 million in cost of sales from $6.4 million in 2020 to $17.8 million in 2021. The increase corresponds with the increase in sales, generated by PV California and RWB Florida operation.

Increase of $11.2 million in operating expenses from $36.1 million in 2020 to $47.3 million in 2021. Operating expenses increased to scale revenue generating activities and is in line with management expectations. Operating expenses include non-cash items of depreciation and share-based compensation, which increased year over year by $10.0 million and $0.9 million respectively. Excluding non-cash items operating expenses for 2021 were $21.4 million. Subsequent to year end, management completed a number of restructuring initiatives to reduce operating expenses expected to be implemented throughout fiscal 2022.

Select Financial Highlights for the First Quarter of 2022

The Company recorded its operations in Illinois, Mid-American Growers, Inc., (“MAG”) as discontinued operations, accordingly the results of operations for first quarter 2022 exclude the operations from MAG.

Record revenue from continuing operations of $28 million is related to Cannabis vape product sales generated by PV California, revenue generated by PV Michigan, a partial quarter recognizing revenue from the closing of the PharmaCo transaction in February of 2022, and Cannabis product sales generated by RWB Florida operations

Gross profit of $9.2 million is inclusive of the loss of $2.45 million on biological assets and a gain of $0.27 million on realized fair value on inventory sold. Gross profit, excluding these items of $11.3 million.

Operating expenses of $11.4 million for the period. Operating expenses include non-cash items of depreciation and share-based compensation in the amounts of $1.48 and $0.275 million respectively.

Net loss of $11.3 million for the period with an adjusted EBITDA gain of $0.360 million.

For additional details on the Company’s financial results please access the Company’s filings at: www.SEDAR.com

1Operations in Illinois, Mid-American Growers, Inc, (“MAG”) have been recorded as discontinued operations, accordingly the results of operations for 2020 and 2021 exclude the operations from MAG.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, and Michigan.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

IR@RedWhiteBloom.com

Visit us on the web: https://www.redwhitebloom.com/

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.